26th Floor, Gloucester Tower The Landmark 15 Queen’’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

May 10, 2022

Doug Jones

Joel Parker

Taylor Beech

Katherine Bagley

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianzhi Education Technology Group Co Ltd

Response to the Staff’s Comments on

Amendment No. 9 to Registration Statement on Form F-1

Filed March 28, 2022

CIK No. 0001852440

Dear Mr. Jones, Mr. Parker, Ms. Beech and Ms. Bagley:

On behalf of our client, Jianzhi Education Technology Group Co Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 19, 2022 on the Company’s amendment to registration statement on Form F-1 publicly filed on March 28, 2022 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Amendment No. 8 to the Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its further amendment to registration statement on Form F-1 (the “Amendment No. 9 to the Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission. Simultaneously with the submission via EDGAR, the Company is delivering to the Staff via hand delivery five courtesy copies of this letter and the Amendment No. 9 to the Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 9 to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 9 to the Registration Statement.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | David G. Harrington7 | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Richard C.C. Sharpe | Jesse D. Sheley# | Wenchen Tang3 | Liyong Xing3 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | Daniel Dusek3 | James A. Hill5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Bo Peng8 | Tom Roberts5 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 10, 2022

Amendment No. 8 to Registration Statement on Form F-1 Filed March 28, 2022

Cover Page

1.	In the first paragraph on your prospectus cover, please explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Refer to comment number 1 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Amendment No. 9 to the Registration Statement.

2.	We note your disclosure referencing the Holding Foreign Companies Accountable Act. Please amend your disclosure to also discuss the Accelerating Holding Foreign Companies Accountable Act, and include appropriate cross-references to your discussion of the same in your risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and page 55 of the Amendment No. 9 to the Registration Statement.

3.	We note your references throughout the filing to “the Group.” Please clearly disclose the entities encompassed in “the Group,” and amend the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from referring to your VIE as part of “the Group,” and remove references to “our VIE” throughout your filing.

In response to the Staff’s comment, the Company has revised “the Group” and “our VIEs” throughout the Amendment No. 9 to the Registration Statement.

4.	Please revise paragraph 5 on your prospectus cover to explicitly disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements and explicitly state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, we note your disclosure does not reference dividends and distributions made by or to Beijing Sentu, your VIE entity. Please make comparable revisions to the disclosure on pages 12-14 and address any tax consequences of these transactions. Furthermore, please confirm that the disclosure in paragraph 5 on your prospectus cover and on pages 12-14 describes all transfers, dividends, or distributions made to date, and if not, revise to include such disclosure. It appears you have only provided disclosure for the periods presented in your financial statements. For guidance, refer to comments 4 and 9 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 13, 14 and 81 of the Amendment No. 9 to the Registration Statement. The Company further confirms that the disclosure on the cover page and on pages 13 to 15 of the Amendment No. 9 describes all transfers, dividends, or distributions made as of March 31, 2022 between the Company, its subsidiaries, and VIEs, or to investors.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 10, 2022

5.	As a related matter, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has not conducted and does not have plan to conduct operations outside of the PRC/Hong Kong. The Company further advises the Staff that its cash in the PRC/Hong Kong or a PRC/Hong Kong entity would only be transferred outside of PRC/Hong Kong to distribute dividends. Interventions in or the restrictions and limitations that the PRC government may impose on the ability of the Company and its subsidiaries, or the consolidated entities to distribute dividends have been disclosed on the cover page, “Summary — Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors”, “Risk Factors — Risks Related to Doing Business in China — PRC governmental control on the convertibility of Renminbi may affect the value of your investment”, and “Risk Factors — Risks Related to the ADSs and This Offering — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

6.	Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Amendment No. 9 to the Registration Statement.

7.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 14 and 81 of the Amendment No. 9 to the Registration Statement.

Prospectus Summary

The VIEs and China Operations, page 3

8.	Please describe how the VIE structure may affect investors and the value of their investment and disclose that the company may incur substantial costs to enforce the terms of the arrangements. In addition, disclose the challenges the company may face enforcing the VIE contractual agreements due to legal uncertainties and jurisdictional limits. Refer to comment number 5 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amendment No. 9 to the Registration Statement.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 10, 2022

9.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7 and 8 of the Amendment No. 9 to the Registration Statement.

10.	Disclose in this section that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Refer to comment number 11 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 54 of the Amendment No. 9 to the Registration Statement.

Summary Risk Factors, page 9

11.	Please revise your disclosure on page 11 to address the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. In addition, please clarify that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers is what could significantly limit or completely hinder your ability to offer or continue to offer your ADSs. Please make conforming edits to your risk factors on pages 48 and 53. Refer to comments 7 and 14 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and pages 8, 12, 48, 49, 53, 56 and 57 of the Amendment No. 9 to the Registration Statement.

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors, page 13

12.	We note your disclosure “For a condensed consolidation schedule depicting the results of operations, financial position, and cash flows for Jianzhi Education and the VIEs, see ‘Summary Consolidated Financial Data.’” Please amend your disclosure to provide cross-references to both the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 82 of the Amendment No. 9 to the Registration Statement.

VIE Consolidation Schedule, page 21

13.	Please revise the consolidating schedules to present a separate column that includes Jianzhi Century Technology (Beijing) Co., Ltd. (WFOE), Beijing Sentu Lejiao Information Technology Co., Ltd. and Sentu Shuzhi Technology (Beijing) Co., Ltd. In addition, revise the summary of the consolidated statement of income to present cost of revenues and total operating expenses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 22 and 23 of the Amendment No. 9 to the Registration Statement.

Risk Factors

“It is unclear whether we and the VIEs will be subject to the oversight of the CAC . . .”, page 49

14.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusion that you and the VIEs would not be subject to the cybersecurity review by the CAC. If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 49 of the Amendment No. 9 to the Registration Statement.

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 10, 2022

“The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. . .”, page 54

15.	We note your disclosure that “On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.” Please further revise to clarify that this would reduce the time before your securities may be prohibited from trading or delisted. Refer to comment number 13 of the Staff’s “Sample Letter to China Based Companies” published on December 20, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Amendment No. 9 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Year ended December 31, 2021 compared to year ended December 31, 2020

Gross Profit, page 94

16.	You attribute the decrease in the gross profits margin for education content services for fiscal 2021 primarily due to the VIEs purchased new educational content in 2021. Please explain why this caused the gross profits margin to decrease.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amendment No. 9 to the Registration Statement.

Operating Activities, page 97

17.	We note your disclosure that “[a]s of December 31, 2021, [certain] suppliers did not complete delivery of equipment as stated in the contracts.” Please disclose whether you expect this trend to occur in future periods. Please also amend your filing to include risk factor disclosure describing the risks, if any, related to suppliers not delivering equipment in accordance with contracts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35, 97 and 98 of the Amendment No. 9 to the Registration Statement.

Other Transactions with Related Parties, page 148

18.	We note your disclosure that “On May 18, 2021 and July 26, 2021, the Group and Rongde entered into two loan agreements, pursuant to which the Group borrowed an aggregation of RMB47,168,356 from Rongde.” Please file the agreements with Rongde as exhibits to your registration statement, or tell us why you believe you are not required to do so.

In response to the Staff’s comment, the Company has filed the loan agreements with Rongde as Exhibit 10.13 and Exhibit 10.14 to the Amendment No. 9 to the Registration Statement.

Notes to Consolidated Financial Statements

Note 10 - Income Taxes, page F-31

19.	Please disclose the amounts and expiration dates of operating loss carryforwards pursuant to ASC 740-10-50-3.a. Also, consider disclosing the basis for recording a valuation allowance that appears to be primarily against net operating losses carried forward so investors may understand why you do not expect the carry forwards to be utilized.

In response to the Staff’s comment, the Company has revised the disclosure on page F-33 of the Amendment No. 9 to the Registration Statement.

***

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

May 10, 2022

If you have any questions regarding the Revised Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Peixuan Wang, Chairwoman of the Board

Yong Hu, Director and Chief Executive Officer

Xiaolei Ni, Chief Financial Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Meng Ding, Esq., Partner, Sidley Austin LLP